TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

with

THE APPLETON GROUP, LLC

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 29th day of May, 2015, by and between Trust for Professional Managers (the “Trust”), a Delaware statutory trust, on behalf of the series of the Trust listed in Schedule A hereto, as may be amended from time to time (the “Fund”), and the investment advisor of the Fund, The Appleton Group, LLC (the “Advisor”), a Wisconsin limited liability company.

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 2nd day of May, 2005, as amended and restated on the 29th day of May, 2015 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its classes, if any, is responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits; and

WHEREAS, the Trust and the Advisor desire to amend and restate the Amended and Restated Operating Expenses Limitation Agreement dated January 1, 2007, for the purpose of amending Schedule A thereto to reflect the change of the name of The Appleton Group PLUS Fund to “Appleton Group Risk Managed Growth Fund”;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets to the amount listed in Schedule A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, if any, including without limitation the Adviser’s management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to Paragraph 1 of this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall be effective as of the date of the Agreement, and shall continue in effect thereafter for an initial term ending June 28, 2016, with such renewal terms as may be approved by the Board of Trustees, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the Investment Company Act of 1940, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the Investment Company Act of 1940.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSSIONAL MANAGERS	THE APPLETON GROUP, LLC
on behalf of its series listed on Schedule A

By: /s/ John P. Buckel	By: /s/ Mark C. Scheffler
Name: John P. Buckel	Name: Mark C. Scheffler
Title: President	Title: President

AMENDED AND RESTATED SCHEDULE A

to the

TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

with

THE APPLETON GROUP, LLC

Series and Class of Trust for Professional Managers	Operating Expense Limitation as a Percentage of Average Daily Net Assets
Appleton Group Risk Managed Growth Fund	1.60%

Amended and restated: May 29, 2015